Exhibit 99.6

THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF AMERICAN DEPOSITORY RECEIPTS OF WNS (HOLDINGS) LIMITED PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

WNS (HOLDINGS) LIMITED

Annual General Meeting of Shareholders

Resolutions presented for consideration at the Annual

General Meeting of Shareholders on Tuesday, September 4, 2012

Vote

		FOR	AGAINST	ABSTAIN

1	Adoption of annual audited accounts for the financial year ending March 31, 2012

2	Re-appointment of Grant Thornton India LLP as the auditors of the Company

3	Approval of auditors’ remuneration

4	Re-election of Mr. Jeremy Young as a Class III Director of the Company

5	Re-election of Mr. Eric Herr as a Class III Director of the Company

6	Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2013

(Signature)